Filed pursuant to Rule 424(b)(3)
Registration No. 333-283119

Prospectus Supplement No. 3
(To Prospectus dated August 11, 2025)

WELSBACH TECHNOLOGy Metals acquisition CORP.

This prospectus supplement updates, amends and supplements the prospectus dated August 11, 2025 (the “Prospectus”), which forms a part of the Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-283119) and is being filed to update, amend and supplement the information included in the Prospectus with information contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

WTMA Units and WTMA Common Stock are currently quoted on the Pink market under the symbols “WTMAU” and “WTMA,” respectively, and WTMA Rights are currently quoted on the OTCQB under the symbol “WTMAR.” As of January 2, 2026, the most recent closing price for the WTMA Units, WTMA Common Stock and WTMA Rights was $10.05, $11.82 and $0.61, respectively.

Investing in our securities involves risks that are described in the “Risk Factors” section of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this prospectus supplement or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 5, 2026

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

January 5, 2026 (December 30, 2025)

Date of Report (Date of earliest event reported)

Welsbach Technology Metals Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41183	87-1006702
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4422 N. Ravenswood Ave #1025
Chicago, Illinois 60640

(Address of Principal Executive Offices, including zip code)

Registrant’s telephone number, including area code: (251) 280-1980

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock, $0.0001 par value, and one Right to receive one-tenth of one share of Common Stock	WTMAU	N/A
Common Stock, $0.0001 par value per share	WTMA	N/A
Rights, each exchangeable into one-tenth of one share of Common Stock	WTMAR	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to Trust Agreement

The information disclosed in Item 5.07 of this Current Report on Form 8-K is incorporated by reference into this Item 1.01 to the extent required herein. As approved by its stockholders at the special meeting (defined below), on December 30, 2025, Welsbach Technology Metals Acquisitions Corp. (the “Company” or “WTMA”) and Continental Stock Transfer & Trust Company entered into an amendment to the Investment Management Trust Agreement, dated December 30, 2025, by and between Continental Stock Transfer & Trust Company and the Company (the “Trust Agreement”). A copy of the amendment to the Trust Agreement is attached to this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation Under an Off-balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.03 to the extent required herein.

Item 5.03 Amendments to Articles of Incorporation or Bylaws

The information disclosed in Item 5.07 of this Current Report on Form 8-K is incorporated by reference into this Item 5.03 to the extent required herein. As approved by its stockholders at the special meeting, on December 30, 2025, the Company filed a certificate of amendment to its amended and restated certificate of incorporation (the “Charter”) which became effective upon filing. A copy of the certificate of amendment to the Charter is attached to this Current Report on Form 8-K as Exhibit 3.1 and is incorporated herein by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders.

On December 30, 2025, the Company held a special meeting of its stockholders (the “special meeting”). On December 15, 2025, the record date for the special meeting, there were 2,848,313 shares of common stock of the Company entitled to be voted at the special meeting, approximately 83.64% of which were represented in person or by proxy at the special meeting.

The final results for each of the matters submitted to a vote of the Company’s stockholders at the special meeting are as follows:

1. Charter Amendment Proposal

The stockholders approved the proposal to amend (the “Charter Amendment”) the Company’s Charter by allowing the Company to extend (the “Extension”) the date by which it has to consummate a business combination (the “Combination Period”) with a target (the “Target”) for up to an additional three months, from December 30, 2025, to up to March 30, 2026. The voting results were as follows:

FOR	AGAINST	ABSTAIN
2,382,044	216	0

2. Trust Amendment Proposal

The stockholders approved the proposal to amend (the “Trust Amendment” and together with the Charter Amendment, the “Extensions”) the Trust Agreement, allowing the Company to extend the Combination Period for up to an additional three months, from December 30, 2025, to up to March 30, 2026 (the “Trust Amendment”), for no contribution to the trust account. The voting results were as follows:

FOR	AGAINST	ABSTAIN
2,382,255	5	0

As there were sufficient votes at the time of the special meeting to approve each of the above proposals, the Adjournment Proposal, which had been previously voted on by proxy, was not presented to stockholders at the special meeting.

Item 8.01. Other Events.

In connection with the votes to approve the Extensions, no holders of shares of common stock of the Company exercised their right to redeem their shares for cash at a redemption price of approximately $11.45 per share. Accordingly, no shares were redeemed, and no funds were distributed from the trust account in connection with the Extensions. As a result, approximately $6.46 million remained in the trust account as of December 30, 2025 (less funds that may be withdrawn to pay taxes).

The Company has determined that it will not utilize any funds from its trust account to pay any potential excise taxes that may become due upon a redemption of the Company’s public shares in connection with a liquidation of the Company if it does not effect a business combination prior to its termination date.

The Company has also determined that it will not utilize any funds from its trust account to pay any dissolution expenses in connection with the liquidation of the Trust Account and of the Company if it does not effect a business combination prior to its termination date.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements made in this Current Report on Form 8-K are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” with respect to the proposed transaction between a target and WTMA include statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of a target. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of WTMA’s securities, (ii) the risk that the transaction may not be completed by WTMA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by WTMA, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of a Merger Agreement by the shareholders of WTMA, the satisfaction of the minimum amount in the trust account, if any, following redemptions by WTMA’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the potential lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete a PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of a Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on a target’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of a target and potential difficulties in employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against a target or against WTMA related to a Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of WTMA’s securities on a national securities exchange, (xi) the price of WTMA’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which WTMA plans to operate or a target operates, variations in operating performance across competitors, changes in laws and regulations affecting WTMA’s or a target’s business, a target’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) changes in general economic conditions, including as a result of the COVID-19 pandemic, and (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in a registration statement on Form S-4 following identification of a target and execution of a Merger Agreement, the proxy statement/prospectus and other documents filed or that may be filed by WTMA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and a target and WTMA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither a target nor WTMA gives any assurance that either a target or WTMA, or the combined company, will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

3.1	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Welsbach Technology Metals Acquisitions Corp., dated December 30, 2025

10.1	Amendment to the Investment Management Trust Agreement, by and between Welsbach Technology Metals Acquisitions Corp. and Continental Stock Transfer & Trust Company, dated December 30, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 5, 2026

Welsbach Technology Metals Acquisition Corp.

By:	/s/ Christopher Clower
Name:	Christopher Clower
Title:	Chief Operating Officer and Director

Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

December 30, 2025

Welsbach Technology Metals Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.	The name of the Corporation is “Welsbach Technology Metals Acquisition Corp.” The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 27, 2021. The Amended and Restated Certificate of Incorporation of the Corporation (the “Amended and Restated Certificate”) was filed with the Secretary of State of the State of Delaware on December 27, 2021.

2.	This Certificate of Amendment to the Amended and Restated Certificate of Incorporation (this “Amendment”) amends the Amended and Restated Certificate.

3.	This Amendment was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4.	The text of Article Fifth, paragraph E is hereby amended and restated to read in full as follows:

“E.	In the event that the Corporation does not consummate a Business Combination by (A) December 30, 2025, or (B) March 30, 2026 if the Corporation elects to extend the amount of time to complete a Business Combination in accordance with paragraph G below and with the terms of the Trust Agreement (in any case, such date being referred to as the “Liquidation Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter redeem 100% of the IPO Shares for cash for a redemption price per share as described below (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the GCL, including the adoption of a resolution by the Board pursuant to Section 275(a) of the GCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the GCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Corporation’s plan of dissolution and liquidation, subject (in the case of (ii) and (iii) above) to the Corporation’s obligations under the GCL to provide for claims of creditors and other requirements of applicable law. In such event, the per share redemption price shall be equal to a pro rata share of the Trust Account plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Corporation to pay its taxes divided by the total number of IPO Shares then outstanding.”

5.	The text of Article Fifth, paragraph G is hereby amended and restated to read in full as follows:

“G.	In the event that the Corporation does not consummate a Business Combination by December 30, 2025 (the “Current Termination Date”), the Corporation may, by resolution of the Board if requested by the Corporation’s insiders or their affiliates, who may make such request but are not obligated to, extend the period of time to consummate a Business Combination by such amount of time as the Board determines at each extension, up to three (3) additional months (or up to March 30, 2026) (as so extended, the Final Termination Date, and together with the Current Termination Date, the “Termination Date”).”

IN WITNESS WHEREOF, Welsbach Technology Metals Acquisition Corp. has caused this Certificate of Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of the date first set above.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

By:	/s/ Christopher Clower
	Name:	Christopher Clower
	Title:	Chief Operating Officer

Exhibit 10.1

TRUST AMENDMENT

THIS AMENDMENT TO THE INVESTMENT MANAGEMENT TRUST AGREEMENT (this “Amendment”) is made as of December 30, 2025, by and between Welsbach Technology Metals Acquisition Corp., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Trustee”). Capitalized terms contained in this Amendment, but not specifically defined in this Amendment, shall have the meanings ascribed to such terms in that certain Investment Management Trust Agreement, dated December 27, 2021, by and between the parties hereto, as most recently amended on September 29, 2025 (the “Trust Agreement”).

WHEREAS, a total of $77,276,860 was placed in the Trust Account from the IPO and sale of private rights;

WHEREAS, Section 7(c) of the Trust Agreement provides the Trust Agreement may only be amended with the approval of the holders of 50% or more of the shares of Common Stock represented at the special meeting (the “Consent of the Stockholders”) provided that all Public Stockholders must be given the right to receive a pro-rata portion of the trust account (no less than $10.00 per share plus the amount per share deposited in the Trust Account pursuant to any Extension Letter) in connection with any such amendment) (the “Redemption Right”);

WHEREAS, the Company obtained the Consent of the Stockholders to approve this Amendment and provided the Redemption Right; and

WHEREAS, each of the Company, the Underwriters and Trustee desire to amend the Trust Agreement as provided herein.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Amendments to Trust Agreement.

(a) The Section 1 (i) of the Trust Agreement is hereby amended and restated as follows:

“(i) Commence liquidation of the Trust Account only after and promptly after receipt of, and only in accordance with, the terms of a letter (“Termination Letter”), in a form substantially similar to that attached hereto as either Exhibit A or Exhibit B, signed on behalf of the Company by its President, Chief Executive Officer or Chairman of the Board and Secretary or Assistant Secretary and, in the case of a Termination Letter in a form substantially similar to that attached hereto as Exhibit A, acknowledged and agreed to by Chardan, and complete the liquidation of the Trust Account and distribute the Property in the Trust Account only as directed in the Termination Letter and the other documents referred to therein; provided, however, that in the event that a Termination Letter has not been received by the Trustee by (i) December 30, 2025 (“Closing”), or (ii) in the event that the Company extended the time to complete the Business Combination for up to three additional months up to March 30, 2026, but has not completed the Business Combination within such period (as applicable, the “Last Date”), the Trust Account shall be liquidated in accordance with the procedures set forth in the Termination Letter attached as Exhibit B hereto and distributed to the Public Stockholders as of the Last Date.”

2. Miscellaneous Provisions.

2.1. Successors. All the covenants and provisions of this Amendment by or for the benefit of the Company or the Trustee shall bind and inure to the benefit of their permitted respective successors and assigns.

2.2. Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.3. Applicable Law. This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York.

2.4. Counterparts. This Amendment may be executed in several original or facsimile counterparts, each of which shall constitute an original, and together shall constitute but one instrument.

2.5. Effect of Headings. The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

2.6. Entire Agreement. The Trust Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first set forth above.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

By:	/s/ Christopher Clower
	Name:	Christopher Clower
	Title:	Chief Operating Officer

CHARDAN CAPITAL MARKETS, LLC,

AS THE REPRESENTATIVE OF THE UNDERWRITERS IN THE IPO

By:	/s/ George Kaufman
	Name:	George Kaufman
	Title:	Managing Director

CONTINENTAL STOCK TRANSFER & TRUST COMPANY,

AS TRUSTEE

By:	/s/ Francis Wolf
	Name:	Francis Wolf
	Title:	Vice President